UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

2SEVENTY BIO, INC.
(Name of Subject Company (Issuer))

DAYBREAK MERGER SUB INC.
(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

901384107
(CUSIP Number of Class of Securities)

Cari Gallman, Esq.
Executive Vice President, General Counsel & Chief Policy Officer
Casarine Chong, Esq.
Senior Vice President & Deputy General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.
Kerry S. Burke, Esq.
Andrew Fischer, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 14, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Daybreak Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc., a Delaware corporation, for $5.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, as may be amended or supplemented from time to time, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer expired at one minute following 11:59 p.m., New York City Time, on May 12, 2025 (the Expiration Time), and the Offer was not extended. Equiniti Trust Company, LLC, the Depositary, has advised Purchaser that, as of the Expiration Time, a total of 43,542,774 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.8% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

On May 13, 2025, Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will as promptly as practicable pay for all Shares so accepted pursuant to the terms of the Offer and the Merger Agreement.

Following acceptance for payment of the Shares, on May 13, 2025, Purchaser effected the Merger under Section 251(h) of the DGCL, without a vote of 2seventy bio’s stockholders, as a result of which Purchaser merged with and into 2seventy bio, and 2seventy bio continued as the surviving corporation and as a wholly owned subsidiary of Parent.

The Shares ceased to trade on Nasdaq prior to the opening of business on May 13, 2025, and will be delisted from Nasdaq. Parent intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of 2seventy bio’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2025

DAYBREAK MERGER SUB INC.

By:	/s/ Sandra Ramos-Alves
Name:	Sandra Ramos-Alves
Title:	Vice President and Treasurer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Amy Fallone
Name:	Amy Fallone
Title:	Corporate Secretary